

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2010

Via Fax & U.S. Mail

Mr. Robert F. X. Sillerman
Chief Executive Officer
CKX, Inc.
650 Madison Avenue
New York, New York 10022

> **Re: CKX, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 1-34794**

Dear Mr. Sillerman:

We have reviewed your filing and have the following comments. Unless otherwise indicated, please revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2009
Consolidated Statements of Cash Flows, page 56

1. Reference is made to the caption "non-cash interest expense included in adjustments to reconcile net income to net cash provided by operating activities." Please explain to us and revise the notes to the financial states to disclose the terms of the debt arrangement which allow for the deferral of interest payments and how such non-cash interest expense and subsequent payments, if any, are accounted for within your financial statements. Your response should include the terms of the debt arrangement which allow for the deferral of interest and the method for which interest is to be repaid. Please note that such debt arrangements are, in substance, interest payable in kind arrangements (PIK interest) and any subsequent payments of PIK interest should be classified as operating cash outflows. Refer to ASC 230-10-45-17d and 28a for guidance. Please advise or revise your consolidated statements of cash flows accordingly.

Exhibits, page 86

2. We note that you filed new employment agreements with Mr. Tytel, Mr. Benson, and Mr. Slater on March 15, 2010 as Exhibits 10.1, 10.2, and 10.3 to Form 8-K. Please include these agreements in your list of exhibits or please advise.

Signatures, page 90

3. Please amend your filing to have the 10-K signed by your principal accounting officer or controller. Additionally, please revise the second half of your signature page to include the signatures of your principal executive officer, principal financial officer and principal accounting officer so that they sign the Form 10-K not only on behalf the registrant but also in their individual capacities. Refer to General Instructions D(2)(a) of Form 10-K.

Form 10-Q for the quarterly period ended September 30, 2010
Note 15. Commitments and Contingencies, page 18
Ryan Seacrest Agreement, page 19

4. We note from your disclosure that the Company has agreed with Fox on the compensation related to Mr. Seacrest's services on *American Idol* and received payment for compensation related to the 2010 season in November 2010. We also note that the amounts contributed by Fox is less than the amount guaranteed by the Company to Mr. Seacrest., and as a result the Company bore the shortfall for the 2010 season. In this regard, please tell us and disclose the amount contributed by Fox and the shortfall bore by the Company for the 2010 season. Also, disclose the shortfall expected for the 2011 and 2012 season between the amount received from Fox and the amounts guaranteed by the Company to Mr. Seacrest. Furthermore, please explain to us why you believe it is appropriate to record such amounts as revenue rather than as expense (e.g. against cost of sales). We may have further comment upon receipt of your response.

Form 10-K/A filed April 30, 2010

General

5. We note that in response to our comments on your Form 10-K/A for the fiscal year ended December 31, 2008 you agreed to disclose in future filings starting with your 2009 proxy statement the companies that make up the subset of your full peer group and the parameters of the subset. It does not appear, however, that this disclosure was included in the definitive proxy statement filed on November 3, 2009. Please advise.

6. We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Executive Officers and Directors of CKX, Inc., page 4

7. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director in light of your business and structure. Refer to Rule 401(e)(1) of Regulation S-K.

Compensation Discussion and Analysis, page 7

General

8. We note your disclosure in the second paragraph on page 8 that in determining the salaries for Messrs. Tytel and Benson you "reviewed the salaries of other executives holding similar positions, with comparable experience at similarly situated companies." We also note your disclosure in the carryover paragraph starting on page 8 that you used additional data from the public filings in other media and entertainment companies in establishing annual incentives. Please revise to list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you or please advise. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

2009 Summary Compensation Table, page 15

9. With respect to the stock awards reported in the stock awards column, please revise to disclose in a footnote all assumptions made in the valuation by reference to a discussion of the assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis section. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K. Please also similarly revise the Director Compensation table on page 23. Refer to Instruction to Item 402(k).

Compensation of Non-Employee Directors, page 22

10. Please revise the Director Compensation table to reflect that the amounts listed in the Stock Awards column represent the aggregate grant date fair value.

Certain Relationships, Related Transactions, and Director Independence, page 25

11. Please revise to include the information required by Item 404(b) of Regulation S-K or please advise.

Other

12. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski with any other questions at (202) 551-3666.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Thomas P. Benson
(212) 486-4869